SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated January 4, 2013.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

Form 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Corporation

Sonde Resources Corp. (the "Company" or "Sonde") Suite 3200, 500 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6 Telephone: (403) 294-1411 Facsimile: (403) 216-2374

Item 2	Date of Material Change

December 27, 2012.

Item 3	News Release

The news release announcing the material change was disseminated through the facilities of Marketwire on December 27, 2012.
Item 4
Summary of Material Change

Sonde has entered into a farm out agreement dated December 27, 2012 (the "Farm Out Agreement") with Viking Energy North Africa Limited (“Viking”), a private company, to farm out 66.67% of its interest in the Joint Oil Block. The Joint Oil Block covers an area of approximately 310,799 hectares (768,000 acres) and is located approximately 121 kilometres (75 miles) offshore Libya and Tunisia. The Zarat Field, which includes the Zarat North 1 well, is located within the Joint Oil Block.

Additional details regarding the Joint Oil Block and the Zarat Field are contained within the Company's annual information form for the year ended December 31, 2011 which is available at www.sedar.com and on the Company's website.

Item 5	Full Description of Material Change

Sonde has entered into the Farm Out Agreement with Viking to farm out 66.67% of its interest in the Joint Oil Block. The Joint Oil Block covers an area of approximately 310,799 hectares (768,000 acres) and is located approximately 121 kilometres (75 miles) offshore Libya and Tunisia. The Zarat Field, which includes the Zarat North 1 well, is located within the Joint Oil Block.

Pursuant to the terms of the Farm Out Agreement, Sonde will receive the following consideration in connection with the farm out (all amounts are in U.S. Dollars):

•	Viking will pay Sonde in total a US $3 million non-refundable signature bonus;

•
Viking will assume responsibility for the three well exploration commitment under the terms of the EPSA and fund 100% of the Joint Oil Block share of the Unit Plan of Development for the Zarat Field. The first well, Fisal, is  to be drilled in 2013 along with the acquisition of seismic data  covering the Hadaf prospect;

•
Viking will also provide to Sonde, prior to closing, the appropriate form of corporate guarantee with the agreed upon  commercial terms, in order to secure the remaining work commitment under the terms of the EPSA;

•
Sonde will receive 20% of the cost recovery and profit share revenue until Sonde recovers US $70 million. After payout of all Viking expenditures,  the revenue will be split 33.33% to Sonde and 66.67% to Viking;

•	Sonde retains the option to fund its 33.33% share of two of the exploration wells; and

•	Any future discoveries will be shared 33.33% to Sonde and 66.67% to Viking.

•	This farm out is subject to the following conditions precedent:

•
Viking (or one of its affiliates) provides Sonde with a Corporate Guarantee sufficient to offset the current  US $ 46.6 million guarantee for the potential penalties in respect of the three well drilling commitment and seismic ; and

•	Joint Oil consents to the transfer of the interest to Viking and the naming of Viking as Operator of the Joint Oil Block under the EPSA.

A copy of the Farm Out Agreement is attached to this Material Change Report as Schedule "A".

Sonde previously announced that it reached tentative agreement with PA Resources, the Zarat license holder, on the unitization principles of the Zarat Field. The definitive agreement will include principles to the Unit Area, Unit Plan of Development Area and Tract Participation.  The Unit Plan of Development is on track for submission to the Tunisian Authorities and approval by the end of the second quarter of 2013.  A detailed reservoir technical evaluation undertaken jointly by Sonde and PA Resources is ongoing.  Preliminary results indicate that the gas recycling option is a viable production option, which will allow the production of oil and condensate in advance of gas blow down.  Viking through its strategic alliance with the Thome Group has experience in providing and managing floating production, storage and operations facilities (“FPSOs") and capital for a gas recycling option.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Jack Schanck
Chief Executive Officer
Sonde Resources Corp.
(403) 294-1411

Item 9	Date of Report

January 4, 2013.

Forward Looking Information – This material change report contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the proposed terms and conditions applicable to the pending farm out of a portion of the Company's interest in the Joint Oil Block to Viking and the proposed unitization of

2

the Zarat Field and the Joint Oil Block. There can be no assurance that the conditions precedent to the farm out agreement, including the approval of Joint Oil to the transfer of the Company's interests to Viking and the naming of Viking as Operator of the Joint Oil Block, will be received on terms acceptable to Sonde or at all or that Sonde will be able to reach a definitive agreement with respect to unitization with PA Resources.  Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding negotiations with foreign governments and commercial parties, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, market conditions, availability of capital, future commodity prices and differentials and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments and foreign commercial parties; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

3

Schedule A to Form 51-102F3

JOINT OIL BLOCK

FARMOUT AGREEMENT

BETWEEN

SONDE NORTH AFRICA B.V.

AND

VIKING ENERGY NORTH AFRICA LTD

27 December 2012

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1

ARTICLE 2	ASSIGNMENT OF INTEREST	4

ARTICLE 3	CONDITIONS PRECEDENT TO ASSIGNMENT	4

ARTICLE 4	CONSIDERATION	5

ARTICLE 5	OBLIGATIONS UNDER CONTRACT AND JOA	9

ARTICLE 6	UNDERTAKING OF THE PARTIES	11

ARTICLE 7	REPRESENTATIONS AND WARRANTIES OF THE PARTIES	11

ARTICLE 8	TAX	13

ARTICLE 9	CONFIDENTIALITY	14

ARTICLE 10	NOTICES	19

ARTICLE 11	LAW AND DISPUTE RESOLUTION	20

ARTICLE 12	FORCE MAJEURE	17

ARTICLE 13	DEFAULT	17

ARTICLE 14	GENERAL PROVISIONS	19

Schedules

(A)	Contract
(B)	Contract Area
(C)	JOA
(D)	Assignment
(E)	Document List
(F)	Guarantee

i

FARMOUT AGREEMENT

THIS AGREEMENT is entered into on the 27 day of December 2012;

BY AND BETWEEN:

(1)
SONDE NORTH AFRICA B.V., a company existing under the laws of the Netherlands with registration/identification number 56292104 and whose registered address is at c/o InterTrust (Netherlands) B.V., Prins Berhardplein 200, 1097 JB Amsterdam, The Netherlands (hereinafter referred to as “SONDE”);

AND

(2)
VIKING ENERGY NORTH AFRICA LTD, a company existing under the laws of British Virgin Islands with registration/identification number 1748443, and whose registered address is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands (hereinafter referred to as “VIKING”).

The companies named above, and their respective successors and permitted assignees, may sometimes individually be referred to as “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, the Exploration and Production Sharing Agreement attached to this Agreement as Schedule (A) was signed on 27 August 2008 by and between Joint Exploration, Exploitation And Petroleum Services Company (hereinafter referred to as “Joint Oil”) and Sonde Resources Corp. (formerly Canadian Superior Energy Inc.) (hereinafter referred to as “Sonde Corp.”) for the exploration, development and production of hydrocarbons in the Contract Area; and

WHEREAS, on 28 November 2012 Sonde Corp. assigned its entire participating interest and rights in the Contract to SONDE;

WHEREAS, as of the date of this Agreement, SONDE holds one hundred per cent (100%) of the rights and obligations of the Second Party to the Contract and in the Contract Area;

WHEREAS, SONDE is willing to assign and transfer a certain undivided interest in its rights and obligations under the Contract to VIKING in accordance with the terms set forth herein; and VIKING wishes to acquire such interest and, upon the acquisition of the Assigned Interest, undertakes to be bound by all the provisions of the Contract and to join SONDE as Second Party under the Contract; and

WHEREAS, concurrently with the execution of this Agreement, VIKING has made payment to SONDE of one million Dollars (US$1,000,000.00) by wire transfer of immediately available funds;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations set out in this Agreement and to be performed, SONDE and VIKING agree as follows:

ARTICLE 1
DEFINITIONS

As used in this Agreement, the following capitalized words and terms shall have the meaning ascribed to them below. Any capitalized term used in this Agreement and not specifically defined in this Agreement shall have the same meaning as in the Contract or the JOA.

1.1	“Affiliate” has the meaning given in the Contract.
1.2	“Second Phase Exploration Program” means the revised exploration work program set out in Exhibit 1 of the Amending Agreement.
1.3	“Agreement” means this Farmout Agreement together with the Schedules, and any extension, renewal or amendment hereof agreed to in writing by all the Parties.
1.4	“Amending Agreement” means the amending agreement as agreed between Sonde Corp. and Joint Oil relating to the Second Phase Exploration Program.
1.5	“Approved Zarat Field UPOD” means the unit plan of development for the Zarat field approved by Joint Oil and the relevant Government bodies in Tunisia.
1.6
“Assigned Interest” means an individual 66.6667% (sixty-six per cent and six thousand six hundred sixty seven ten-thousandths per cent) share of SONDE’s Participating Interest as Second Party under the Contract.

1.7	“Assignment” means the document, attached as Schedule (D), by which the Assigned Interest is transferred and conveyed to VIKING by SONDE as provided hereunder.
1.8	“Business Day” means a day (not being a Saturday or a Sunday) on which banks in New-York, Calgary, Singapore and Tunis are open for commercial business.
1.9	“Closing” has the meaning set forth in Article 2.1(b).
1.10	“Closing Date” means the date agreed by the Parties on which the Closing shall occur as set forth in Article 5.1.
1.11	“Conditions Precedent” means all of the conditions enumerated in Article 3.1.
1.12	“Consideration” means the payment and work obligations under Article 4.1.
1.13
“Contract” means the “7th November” Block Exploration and Production Sharing Agreement dated 27 August 2008 between Joint Exploration Exploitation and Petroleum Services Company and Canadian Superior Energy Inc. (renamed Sonde Resources Corp.

on 03 June 2010 attached as Schedule (A) and as extended, renewed or amended from time to time.
1.14	“Contract Area” means the area or block more particularly described in the attached Schedule (B), as such area may vary from time to time pursuant to the Contract.
1.15	“Cost Oil” has the meaning set forth in the Contract.
1.16	“Deferred Well” means the Exploration Wells referred to in Article 4.1(b)(iii) and Article 4.1(b)(iv).
1.17
“Dispute” means any dispute, controversy, or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or connected with this Agreement or the operations and activities carried out under this Agreement, including any dispute as to the construction, validity, interpretation, enforceability, breach, or termination of this Agreement.

1.18	“Documents” means the Contract and the agreements listed in the attached Schedule (E).
1.19	“Dollars” or “US$” means the lawful currency of the United States of America.
1.20	“Drilling Commencement” means the date on which the rig arrives on the relevant well location.
1.21	“Exclusive Operation” has the meaning set forth in the JOA.
1.22	“Exploration Well” has the meaning set forth in the Contract.
1.23	“First Oil” means the first date on which any Petroleum (as defined in the Contract) is produced and saved under the Contract.
1.24	“First Segment” means, collectively, the obligations under Article 4.1(b)(i) and Article 4.1(b)(ii).
1.25	“Force Majeure” has the meaning set forth in the Contract.
1.26	“Good Oilfield Practices” has the meaning set forth in the JOA.
1.27	“Government” means the governments of Libya and Tunisia and any political subdivision, agency or instrumentality of such governments, including Joint Oil.
1.28
“Guarantee” means the irrevocable corporate guarantee in the form of a deed of guarantee for a maximum amount of forty six million and six hundred thousand Dollars (US$46,600,000.00) provided by Viking Production and Storage Solutions Holding Ltd to guarantee VIKING’s obligations under Article 4.1(b) and Article 4.3 of this Agreement and in a form and substance acceptable to SONDE and Sonde Corp., the commercial terms of which are included in Schedule F.

1.29	“Guarantor” means Viking Production and Storage Solutions Holding Ltd, a company incorporated under the laws of the British Virgin Islands, with registered number 1749748 and whose registered address is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

1.30	“Interim Costs” has the meaning set forth in Article 5.2.
1.31	“Interim Period” means the period commencing from the date hereof until the Closing Date.
1.32	“Investment Recovery Date” has the meaning set forth in Article 4.4(c).
1.33	“JOA” means the Joint Operating Agreement attached as Schedule (C).
1.34	“Joint Oil” has the meaning set forth in the Recitals.
1.35	“Joint Operation” has the meaning set forth in the JOA.
1.36
“Laws/Regulations” means, as applicable in accordance with Article 25 of the Contract, those laws, statutes, rules, regulations, the Complementary Agreement and the Unified Petroleum Regulation (each as defined under the Contract) governing operations and activities carried out under the Contract.

1.37	“Net Petroleum” has the meaning set forth in the Contract.
1.38	“Operator” means the entity designated to conduct operations in the Contract Area.
1.39	“Participating Interest” means a Party’s undivided share in the rights, interests, obligations, and liabilities of the Second Party derived from the Contract.
1.40	“SONDE” has the meaning set forth in the Preamble.
1.41	“SONDE Deferred Well Recovery Date” has the meaning set forth in Article 4.4(a).
1.42	“SONDE Sunk Cost Recovery Date” has the meaning set forth in Article 4.4(b).
1.43
“Third Party Lenders’ Documented Costs” means all fees, interest and any other auditable financing costs charged to VIKING by third party lenders with respect to the financing arrangements relating to the Viking Exploration Investment and the Viking Development Investment as the case may be; and evidenced in the financing documents relating to such financing arrangements.

1.44	“VIKING” has the meaning set forth in the Preamble.
1.45	“VIKING Development Investment” has the meaning set forth in Article 4.1(c).
1.46	“VIKING Exploration Investment” has the meaning set forth in Article 4.1(b).

ARTICLE 2
 TRANSFER OF ASSIGNED INTEREST

2.1.	Grant

(a)
Subject to the satisfaction of the Conditions Precedent, and in exchange for the Consideration, SONDE agrees to transfer to VIKING, and VIKING agrees to accept the transfer of, the Assigned Interest with effect from the Closing Date.

(b)	It is hereby agreed between the Parties that the transfer of the Assigned Interest (the “Closing”) shall take place and will come into effect on the Closing Date.

2.2.	Joint Operating Agreement

The Parties agree to execute the JOA in the form set out in Schedule (C) at Closing. As a result of the Assignment, VIKING shall be appointed Operator under the Contract and the JOA and shall assume all rights and obligations of the Operator thereunder from the Closing Date.

2.3.	Binding Effect
SONDE and VIKING shall be bound by this Agreement as of the date hereof, and each of them shall fully perform all of its obligations under this Agreement.
2.4.	Ownership
Upon and from the Closing Date, the respective Participating Interests of the Parties in the Contract shall be as follows:

SONDE:	33.3333%

VIKING:	66.6667%

Total	100.0000%

ARTICLE 3
CONDITIONS PRECEDENT TO ASSIGNMENT

3.1.	Conditions
Closing is subject to the satisfaction or waiver (by both Parties) of each of the following conditions (collectively referred to as the “Conditions Precedent”):
	(a)	VIKING provides to Sonde Corp. a duly executed copy of the Guarantee in accordance with Article 3.5 in order to guarantee its obligations under Article 4.1(b) and Article 4.3;
	(b)	SONDE provides to VIKING a duly executed copy of the Amending Agreement;

(c)	The Parties obtain the approval of Joint Oil to the transfer of the Assigned Interest in writing as required under the Contract; and
(d)	The Parties obtain the approval of Joint Oil to the appointment of VIKING as Operator under the Contract.
Each Party shall bear its own costs relating to obtaining the approvals listed in (c) and (d) above.

3.2.	Acts to be Performed

Each Party shall use commercially reasonable efforts to execute all documents, and do and procure to be done all such acts and things as are reasonably within its power, to ensure that the Conditions Precedent are satisfied as soon as is reasonably practicable after execution of this Agreement. Notwithstanding the foregoing, the Parties agree that the approval from Joint Oil will only be requested by SONDE after VIKING has satisfied the condition set out in Article 3.1(a) above.

3.3.	Termination

Notwithstanding any period of Force Majeure as defined under Article 12, if the Conditions Precedent are not satisfied by 31 March 2013 (provided that such deadline may be extended by written agreement of the Parties in the event of an unjustified delay in the approval of the Assignment by Joint Oil), then either Party has the right to terminate this Agreement by giving notice to the other Party in accordance with the provisions of Article 10. In the event of termination pursuant to this Article 3.3, the proposed Assignment shall terminate, shall be rendered void and shall have no force or effect and (i) VIKING shall have no interest whatsoever in the Contract and shall be deemed to have reassigned any rights or equitable interest it may have acquired under this Agreement to SONDE retroactive to the date of execution of this Agreement; (ii) VIKING shall have no obligations and liabilities whatsoever under the Contract and this Agreement. As from such termination date, SONDE shall have no other duties or obligations towards VIKING and shall not be liable for any indemnification hereunder.

3.4.	Conditions on Joint Oil Approval

If Joint Oil imposes conditions for the approval of the Assignment in excess of those which are usually imposed in similar circumstances or which approval contains unusual and onerous conditions which either Party is not willing to accept, then the affected Party may terminate this Agreement without any further obligation or liability to the other Party in accordance with the provisions of Article 3.3.

3.5.	Guarantee
As part of obtaining Joint Oil’s approval of the Assignment, VIKING shall provide

Sonde Corp. with the Guarantee, satisfactory to SONDE and Sonde Corp. to secure one hundred per cent (100%) of its obligations under Article 4.1(b) and Article 4.3.

ARTICLE 4
CONSIDERATION

4.1.	Signature Bonus; Exploration and Development Costs
In consideration for receiving the assignment of the Participating Interest hereunder, VIKING agrees to:
	(a)	pay to SONDE an irrevocable “signature bonus” of three million Dollars (US$3,000,000.00) in the following manner:
		(i)	One million Dollars (US$1,000,000.00) is paid on the date of execution of this Agreement; and
		(ii)	Two million Dollars (US$2,000,000.00) shall be paid on the Closing Date;
	(b)	subject to the provisions of Articles 4.2 and 4.3, complete and fund one hundred percent (100%) of the cost of the following (the “VIKING Exploration Investment”):
		(i)	the two hundred square kilometer (200 km2) seismic acquisition program over the Hadaf prospect, such program to be commenced by 30 June 2013 and completed such program by 31 December 2013;
(ii)
one (1) Exploration Well (the Fisal prospect), the Drilling Commencement of which shall occur by 30 September 2013 and which shall be drilled to the minimum depth as specified in clause (A)2 of Exhibit “B” of the Contract by 31 December 2013;

(iii)
one (1) Exploration Well, the Drilling Commencement of which shall occur by 30 September 2014 and which shall be drilled to the minimum depth as specified in clause (A)2 of Exhibit “B” of the Contract by 31 December 2014; and

(iv)
one (1) Exploration Well, the Drilling Commencement of which shall occur by 30 September 2015 and which shall be drilled to the minimum depth as specified in clause (A)2 of Exhibit “B” of the Contract by 31 December 2015; and

(c)
implement the Approved Zarat Field UPOD and fund one hundred per cent (100%) of SONDE’s and VIKING’s share of the budgeted costs contained in the Approved Zarat Field UPOD to deliver First Oil (the “VIKING Development Investment”).

4.2.	Deferred Wells

The location of one (1) Deferred Well is currently designated to be in Siraj in sub-contract area A (Tunisian waters) and the location of the other Deferred Well is currently envisaged in the sub-contract area B (Libyan waters); subject to (but without limitation to the provisions of Article 4.3) further technical evaluation by the Parties of the location. Each Deferred Well shall be undertaken as follows:

(a)	If First Oil has been achieved at the time that VIKING contracts a rig to drill such Deferred Well, then SONDE shall elect one (1) of the following options and notify VIKING of the same:
	(i)	VIKING shall undertake the Deferred Well as a Joint Operation and the cost of the Deferred Well shall be funded by the Parties pro-rata in accordance with their respective Participating Interests; or
	(ii)	VIKING shall undertake and fund the Deferred Well as an Exclusive Operation.
(b)	If First Oil has not been achieved at the time that VIKING contracts a rig to drill such Deferred Well, then SONDE shall elect one (1) of the following options and notify VIKING of the same:
	(i)	VIKING shall undertake the Deferred Well as a Joint Operation and the cost of the Deferred Well shall be funded by the Parties pro-rata in accordance with their respective Participating Interests; or
	(ii)	VIKING shall undertake and fund the Deferred Well as an Exclusive Operation; or
(iii)
VIKING shall undertake the Deferred Well as a Joint Operation; provided that, in addition to VIKING’s Participating Interest share of the cost of the Deferred Well, VIKING shall fund SONDE’s Participating Interest share of such cost and recover such amounts funded by it (including any Third Party Lenders’ Documented Costs) as part of the VIKING Exploration Investment.

4.3.	VIKING’s Election Not to Drill or Complete
(a)
VIKING shall have the right to elect to make payment to SONDE of an irrevocable amount of sixteen million six hundred thousand Dollars (US$16,600,000.00) in lieu of satisfying its obligations for the First Segment.

(b)
In respect of each Deferred Well, VIKING shall have the right to elect to make payment to SONDE of an irrevocable amount of fifteen million Dollars (US$15,000,000.00) in lieu of satisfying its obligations under each of Article 4.1.(b)(iii) and Article 4.1.(b)(iv).

(c)
For the avoidance of doubt, if VIKING elects not to drill and fund both Deferred Wells, VIKING shall pay SONDE, an aggregate amount of thirty million Dollars (US$30,000,000.00) pursuant to this Article 4.3 and, if VIKING elects not to satisfy any of its obligations under Article 4.1(b), VIKING shall pay SONDE, an aggregate amount of forty six million six hundred thousand Dollars (US$46,600,000.00) pursuant to this Article 4.3.

(d)
VIKING shall notify SONDE in writing of its election to make payment to SONDE under this Article 4.3: (i) in respect of the obligations for the First Segment, by no later than the deadline by when Drilling Commencement of the well under Article 4.1(b)(ii) shall take place; and (ii) in respect of a Deferred Well, by no later than the deadline by when Drilling Commencement of such Deferred Well under Article 4.1(b)(iii) and/or Article 4.1(b)(iv) shall take place. Notwithstanding the foregoing, VIKING shall be deemed to have elected to make payment to SONDE in accordance with Article 4.3(a) in respect of the First Segment if it fails to achieve Drilling Commencement of the well under Article 4.1(b)(ii) by the deadline under Article 4.1(b)(ii), and VIKING shall be deemed to have elected to make payment to SONDE in accordance with Article 4.3(b) in respect of a Deferred Well if it fails to achieve Drilling Commencement of the relevant Deferred Well by the applicable deadline under Article 4.1(b)(iii) and Article 4.1(b)(iv).

(e)
Any amount payable under this Article 4.3 shall be paid no later than forty-five (45) calendar days of VIKING’s election or deemed election. The Parties agree that any such amount is not a penalty and represents a genuine estimate of the damages that will be suffered by SONDE if VIKING elects not to, or fails to satisfy its obligations, under Article 4.1(b).

(f)
The Parties acknowledge and agree that any payment made by VIKING to SONDE in accordance with this Article 4.3 shall be in full and final settlement and shall release and discharge VIKING of all claims, rights, demand, and set-off that SONDE ever had, may have or hereafter can, shall or may have against VIKING arising out of or connected with VIKING’s obligations for the First Segment or under Article 4.1(b)(iii) or Article 4.1(b)(iv), as the case may be.

4.4.	Allocation of Petroleum to the Second Party under the Contract
Notwithstanding the Contract, as between the Parties the Cost Oil and the Net Petroleum allocated to the Parties as Second Party under the Contract shall be allocated between them as follows:

(a)
From First Oil and up until SONDE has recovered in aggregate thirty million Dollars (US$30,000,000.00), if applicable, pursuant to Article 4.7 (the “SONDE Deferred Well Recovery Date”), one hundred per cent (100%) to SONDE.

(b)	From the SONDE Deferred Well Recovery Date; eighty per cent (80%) to VIKING and twenty per cent (20%) to SONDE up until SONDE has recovered in aggregate seventy million Dollars (US$70,000,000.00) (such amount being deemed by the Parties to be SONDE’s sunk costs under the Contract) (the “SONDE Sunk Cost Recovery Date”).
(c)
From the SONDE Sunk Cost Recovery Date, one hundred per cent (100%) to VIKING up until it has recovered in full the total amount funded by it; or the Guarantor under the Guarantee (unless Sonde Corp. has taken legal actions against the Guarantor to recover under the Guarantee) for:

(i) the VIKING Exploration Investment plus any Third Party Lenders’ Documented Costs associated to it and any payment made under Article 4.3; and
(ii) the VIKING Development Investment, plus any Third Party Lender’s Documented Costs associated to it,
(the “Investment Recovery Date”).

For the avoidance of doubt, in the event that Sonde Corp. has taken legal actions against the Guarantor to recover under the Guarantee with respect to any amount payable under Article 4.1(b) or Article 4.3, such amount shall not be recoverable by VIKING under this Article 4.4(c).

(d)	From the Investment Recovery Date, in accordance with their respective Participating Interests.

4.5.	Petroleum Off-take and Marketing

The Parties agree that from First Oil and for the full life of each Exploitation Area (as defined in the Contract) in the Zarat field and the Fisal prospect, provided that VIKING remains the Operator under the Contract and the JOA, VIKING shall be responsible for managing and arranging the off-take or the marketing of all Petroleum produced from each Exploitation Area (as defined in the Contract) in the Zarat field and the Fisal prospect that SONDE and VIKING are entitled to sell/export under the Contract.

If VIKING elects to drill a Deferred Well under Article 4.1(b)(iii) or Article 4.1(b)(iv) and such Deferred Well results in a Discovery; and provided that VIKING remains the Operator under the Contract and the JOA; VIKING shall be responsible for managing the off-take or the marketing of all Petroleum produced from each Exploitation Area (as defined in the Contract) covering such Discovery that SONDE and VIKING are entitled to sell/export under the Contract.

For the avoidance of doubt, the Petroleum off-take or marketing arrangements made by VIKING with third parties shall be on arm’s length and competitive market terms with renowned international Petroleum trading groups.

4.6.	Future Cash Calls
From the Investment Recovery Date, each Party shall pay its respective Participating

Interest share of costs incurred under the Contract and the JOA.

4.7.	Failure to Complete Work or Make Payments under Article 4.3
	(a)	Except as otherwise provided in Article 4.3 and Article 12, in the event that:
		(i)	any work described in Article 4.1(b) is not undertaken by the relevant deadlines (as amended from time to time by written agreement between the Parties); or
(ii)
any of the payments set forth in Article 4.3 in lieu of satisfying the applicable obligations under Article 4.1(b) is not made; and any such payment is not made by the Guarantor under the Guarantee (subject to Article 4.7 (c));

VIKING shall be in default and the provisions of Article 13 shall apply. However; and for the avoidance of doubt, the payments made by the Guarantor under the Guarantee to fulfill VIKING’s obligations under Article 4.3 shall be deemed as full and final settlement and shall release and discharge VIKING of defaults, claims, rights, demand, and set-off that SONDE ever had, may have or hereafter can, shall or may have against VIKING arising out of or connected with VIKING’s obligations under Article 4.3.

(b)
In the event that the work described in Article 4.1(c) is not undertaken in accordance with the Approved Zarat Field UPOD (as amended from time to time), SONDE (acting in accordance with Good Oilfield Practices) shall be entitled to complete such work or cause such work to be completed at the sole cost and expense of VIKING; and provided that VIKING makes payments under this Article 4.7(b) in a timely manner, the provisions of Article 13.2 shall not apply in any way whatsoever.

(c)
Furthermore, in the event that VIKING fails to satisfy its obligations under Article 4.1(b)(iv) and fails to make payment under Article 4.3(b) with respect to such Deferred Well; SONDE shall be entitled to (i) pay to Joint Oil the amount of fifteen million Dollars (US$15,000,000.00) due under the Contract for failure to undertake the work set out in Article 4.1(b)(iv); and (ii) recover an amount equal to thirty million Dollars (US$30,000,000.00) pursuant to Article 4.4(a). SONDE’s entitlement to recover thirty million Dollars (US$30,000,000.00) under Article 4.4(a) shall be in full and final settlement and shall release and discharge VIKING of defaults, claims, rights, demand, and set-off that SONDE ever had, may have or hereafter can, shall or may have against VIKING arising out of or connected with VIKING’s obligations under Article 4.3(b) with respect to the Deferred Well described in Article 4.1(b)(iv).  In the event that SONDE elects not to make payment under Article 4.7(c)(i) above and as a result (i) the Contract is terminated by Joint Oil; and (ii) Joint Oil demands payment of an amount of fifteen million Dollars (US$15,000,000.00) due under the Contract for failure to undertake the work set out in Article 4.1(b)(iv); SONDE shall be entitled to make demand to the Guarantor under the Guarantee for an amount of fifteen million Dollars (US$15,000,000.00).

4.8	Restrictions Prior to Completion of the Work

Up until VIKING has fulfilled all of its obligations under Article 4.1 and, if applicable, Article 4.3, VIKING shall have no right to resign as Operator or withdraw under the JOA nor to assign or transfer in whole or in part any of:

	(a)	its rights and obligations under this Agreement; and/or
(b)
its Participating Interest, and its ancillary rights and obligations under the JOA or the Contract,

without the prior written approval of SONDE (which may be granted or withheld in its sole discretion).

4.9.	Other Costs

Any costs, expenses, fees, or duties payable in connection with the Assignment, excluding taxes described in Article 8, herein shall be split equally between the Parties.

4.10	Pass-Through

If any amendment is made to the Second Phase Exploration Program, to the Contract, or if Joint Oil grants a waiver to VIKING and SONDE with respect to any of their remaining exploration and development work obligations under the Contract:

	(a)	such amendment and/or waiver shall automatically be reflected in VIKING’s obligations under Article 4.1(b) and Article 4.1(c); and
	(b)	VIKING’s obligations under Article 4.1(b) and Article 4.1(c) shall be no more stringent and onerous than VIKING and SONDE’s exploration and development obligations under the Contract.

ARTICLE 5
CLOSING

5.1.	Closing Date

The Closing Date shall take place within ten (10) Business Days following the fulfillment of the Conditions Precedent at the offices of King & Spalding International LLP located at 125 Old Broad Street, London, United Kingdom, or such other time and/or place as the Parties may agree upon in writing.

5.2.	Costs incurred during the Interim Period
During the Interim Period, SONDE shall pay and be responsible for all costs and expenditures incurred under the Contract and forming part of the budget approved by the

Management Committee (the “Interim Costs”). Within ten (10) Business Days from the Closing Date, VIKING shall reimburse SONDE for the total amount of the Interim Costs paid by SONDE up until the Closing Date. For the avoidance of doubt the Interim Costs shall form part of the VIKING Exploration Investment or the VIKING Development Investment as applicable.

5.2.	Prior to Closing
Prior to the Closing Date:
	(a)	SONDE shall deliver to VIKING copies of the consents issued by Joint Oil as required under the Contract;
	(b)	VIKING and SONDE shall agree on the legal terms of the Guarantee;
	(c)	SONDE shall provide to VIKING a duly executed copy of the Amending Agreement; and
	(d)	each Party shall execute all such other documents acts and things as may reasonably be required in order to effect the Assignment and otherwise carry out this Agreement’s letter and intent.

5.3.	Closing
At the Closing, the following events shall occur:
	(a)	VIKING shall deliver to SONDE by wire transfer of immediately available funds the amount due under Article 4.1(a)(ii);
	(b)	VIKING shall deliver to SONDE a signed copy of the Guarantee.
	(c)	the Parties shall execute and deliver the Assignment;
	(d)	the Parties shall execute and deliver the JOA in the form set out in Schedule (C); and
	(e)	VIKING and SONDE shall each appoint one (1) representative to the Management Committee established pursuant to Article 5 of the Contract and execute a written notice of such appointments to Joint Oil.

ARTICLE 6
UNDERTAKING OF THE PARTIES

6.1.	SONDE Obligations
During the Interim Period, SONDE shall promptly notify VIKING and provide details upon the occurrence of:

(a) any written notice of default or termination received or given by SONDE with respect to the Contract;
(b) any written notice of any pending or threatened claim, demand, action, suit, inquiry or proceeding related to the Contract;
(c) any material damage, destruction or loss to major assets under the Contract; or
(d) any event or condition that:
(i) would have a material adverse effect on the business, operations, financial condition or results of operations under the Contract, taken as a whole, or
(ii) would render impossible VIKING’s right to the Assigned Interest.

6.2.	Mutual Obligations

During the Interim Period the Parties shall not take any action nor fail to take any action prior to the Closing Date that would result in a breach of any of its representations and warranties under this Agreement.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

7.1.	SONDE’s Representations and Warranties
Except as otherwise disclosed in the attached schedules, SONDE makes the following representations and warranties to VIKING as of the date hereof:
(a)
SONDE’s Rights. SONDE holds the rights to one hundred per cent (100%) of the Participating Interest in the Contract as the sole Second Party, free and clear of any liens, claims, burdens or encumbrances, other than the liens, claims, burdens or encumbrances in favor of Joint Oil according to the terms of the Contract and applicable Laws/Regulations. The Contract is in full force and effect and no notice of default, termination, or breach under the Contract has been received by SONDE. The Contract, together with applicable Laws/Regulations, contains the entirety of the obligation of SONDE to Joint Oil, and no other understanding or agreement exists between SONDE and Joint Oil in relation to the subject matter of the Contract except as otherwise disclosed in this Agreement.

(b)
Documents. SONDE has provided VIKING with complete and correct copies of the Contract and the Documents. Where SONDE has provided any translation of a document, SONDE has done so as a courtesy to the VIKING and SONDE makes no representation or warranty as to the accuracy of the translation.

(c)
Data. SONDE has provided VIKING with complete and correct copies of all data in its data room. This data contains forward-looking information or statements that are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding negotiations with foreign governments and commercial parties. Actual results could differ materially due to a number of factors, including, without limitation, market conditions; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments and foreign commercial parties; delays or changes in plans with respect to exploration or development projects or capital expenditures; risks affecting SONDE’s ability to execute projects and market oil and natural gas; and the inability to raise additional capital to pursue projects. Additional assumptions and risks are set out in detail and listed in Sonde Corp. and SONDE’s annual report. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, VIKING should not place undue reliance on forward-looking information or forward-looking statements and projections because SONDE can provide no assurance those expectations will prove to be correct. SONDE bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law. SONDE has made every effort to the best of its knowledge to provide accurate and current data to the date of this Agreement.

(d)
Claims and Litigation. There are no claims, demands, actions, suits, governmental inquiries, or proceedings pending or to SONDE's knowledge threatened in connection with the Contract which would have an adverse effect upon the consummation of the transactions contemplated by this Agreement.

7.2.	VIKING’s Representations and Warranties
Except as otherwise disclosed in the attached schedules, VIKING makes the following representations and warranties to SONDE as of the date hereof:
	(a)	Data. VIKING expressly acknowledges that it has made its independent evaluation of the data provided by SONDE for the purpose of evaluating the Assigned Interest.
(b)
Claims and Litigation. There are no material claims, demands, actions, suits, governmental inquiries, or proceedings pending, or to VIKING’s knowledge, threatened, against VIKING which would have an adverse effect upon the consummation of the transactions contemplated by this Agreement.

	(c)	Financing. VIKING has sufficient financial resources to enable it to fulfill all of its obligations under the Contract as of the Closing Date.
	(d)	Technical Capability. VIKING has the technical capability, and resources whether directly or indirectly, and the industry relationships to fulfill its obligations under this Agreement.

7.3.	Mutual Representations and Warranties
The Parties make the following representations and warranties to each other as of the date hereof:
(a)
Corporate Authority. Each Party is duly organized and validly existing under the laws of  the country where it is organized. To the extent required, each Party is qualified to conduct business in the jurisdiction as necessary to perform the Contract. Each Party has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Party and constitutes a legal, valid and binding obligation of each Party, enforceable against each Party in accordance with its terms.

(b)
Payments. Neither Party nor its Affiliates have made, offered, or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, in connection with the matters which are the subject to this Agreement, whether directly or indirectly through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift or promise would violate: (a) the applicable Laws/Regulations; (b) the laws of the countries of formation of every Party and every Party’s ultimate parent company (and the principal places of business for every Party); or (c) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on 17 December 1997, which entered into force on 15 February 1999, and the Convention's Commentaries.

(c)
Other Representations and Warranties. Except as disclosed in schedules attached to this Agreement, the execution, delivery, and performance of this Agreement by each Party, the consummation of the transactions contemplated hereby, and the compliance with the provisions hereof will not, to the best of each Party's knowledge and belief:

	(i)	violate any applicable Laws/Regulations, judgment, decree or award;
	(ii)	contravene the organization documents of a Party; or
	(iii)	result in a violation of a term or provision, or constitute a default or accelerate the performance of an obligation under any contract or agreement executed by a Party hereto.

7.4.	Effectiveness of Representations and Warranties; Indemnity
	(a)	All representations and warranties given under this Article 7 shall, for the contractual term set forth herein, be deemed repeated and valid, true and correct as of the Closing Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Closing Date.
(b)
Each of the Parties agrees to indemnify and hold the other Party harmless for any claims, causes of action, or liabilities, which arise out of the breach of any of the warranties and representations under this Article 7 by the indemnifying Party.

ARTICLE 8
TAX

8.1.	Tax Obligations

Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of the Party and the satisfaction of such Party’s share of all contract obligations under the Contract and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party’s failure to report and discharge such taxes or satisfy such obligations.  The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the pertinent tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the Laws/Regulations or any other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. The Operator shall provide each Party, in a timely manner and at such Party’s sole expense, with such information with respect to the Joint Operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

8.2.	Joint Levy

If interpretation or enforcement of the Contract by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one (1) Party individually.

ARTICLE 9
CONFIDENTIALITY

9.1.	Generally

Except as otherwise provided in the Contract, each Party agrees that all information disclosed under this Agreement, except information in the public domain or lawfully in possession of a Party prior to the date hereof, shall be considered confidential and shall not be disclosed to any other person or entity without the prior written consent of the Party which owns such confidential information.  This obligation of confidentiality shall remain in force during the term of the Contract and for a period of three (3) years thereafter. Notwithstanding the foregoing, confidential information may be disclosed without consent and without violating the obligations contained in this Article 9 in the following circumstances:
(a)	to an Affiliate; provided that the Affiliate is bound to the provisions of this Article 9 and the Party disclosing is responsible for the violation of an Affiliate;
(b)	to a governmental agency or other entity when required by the Contract;
(c)
to the extent such information is required to be furnished in compliance with the applicable Laws/Regulations, or pursuant to any legal proceedings or because of any order of any court binding upon a Party;

(d)	to attorneys engaged by any Party where disclosure of such information is essential to such attorneys' work for such Party and such attorneys are bound by an obligation of confidentiality;
(e)	to contractors and consultants engaged by any Party where disclosure of such information is essential to such contractor’s or consultant’s work for such Party;
(f)
to a bona fide prospective transferee of a Party’s Participating Interest, or portion thereof, to the extent appropriate in order to allow the assessment of such Participating Interest (including an entity with whom a Party and/or its Affiliates are conducting bona fide negotiations directed toward a merger, consolidation or the sale of a majority of its or an Affiliate's shares);

(g)	to a bank or other financial institution to the extent appropriate to a Party arranging for funding for its obligations under this Agreement or the Contract;
(h)
to the extent such information must be disclosed pursuant to any rules or requirements of any government or stock exchange having jurisdiction over such Party, or its Affiliates; provided that such Party shall comply with the requirements of Article 14.11 hereunder;

(i)	to its respective employees, subject to each Party taking sufficient precautions to ensure such information is kept confidential; and
(j)	to the extent any information which, through no fault of a Party, becomes a part of the public domain.

9.2.	Condition to Permitted Disclosures

Disclosure as pursuant to Articles 9.1(e), 9.1(f) and 9.1(g) shall not be made unless prior to such disclosure the disclosing Party has obtained a written undertaking from the recipient party to keep the information strictly confidential for at least as long as the period set out above and to use the information for the sole purpose described in Articles 9.1(e), 9.1(f) and 9.1(g), whichever is applicable, with respect to the disclosing Party.

ARTICLE 10
NOTICES

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing, in English and delivered in person or by courier service or by any electronic means of transmitting written communications which provides written confirmation of complete transmission, and properly addressed to the other Party (or, in case of e-mail, provided that the recipient transmits a manual written acknowledgment of successful receipt, which the recipient shall have an affirmative duty to furnish promptly after successful receipt). With respect to e-mail communication, automatic delivery receipts issued without direct human authorization shall not be evidence of effective notices for purposes of this Agreement. Verbal communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received.  “Received” for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder; provided that any notice sent by facsimile or e-mail after 05:00 P.M. on a Business Day or on a weekend or holiday at the location of the receiving Party shall be deemed given on the next following Business Day of the receiving Party.

SONDE:		VIKING:
Name:	Sonde North Africa B.V.	Name:	Viking Energy North Africa Ltd
Address:	c/o Intertrust (Netherlands) B.V. 200 Prins Bernhardplein 200 1097 JB Amsterdam The Netherlands	Address:	c/o Mayfair Trust Management AGSeefeldstrasse 69 8008 Zurich, Switzerland
Attention:	Tjalling Huisman	Attention:	The Directors
Facsimile:	+ 31 (0)20 521 4888	Facsimile:	+41 22 594 85 57
Email:	tjalling.huisman@intertrustgroup.com	Email:	{redacted}
Telephone:	+31 (0)20 521 4894	Telephone:	{redacted}

with a copy to:

Name:	Sonde Resources Corp.
Address:	Suite 3200, 500 – 4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada
Attention:	President and Chief Executive Officer
Facsimile:	403-216-2374
Email:	jschanck@sonderesources.com
Telephone:	403-294-1411

ARTICLE 11
LAW AND DISPUTE RESOLUTION

11.1.	Governing Law

The substantive laws of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of Disputes between or among Parties.

11.2.	Dispute Resolution
(a)
Notice. A Party who desires to submit a Dispute for resolution in accordance with Article 11.2(d) herein, shall commence the dispute resolution process by providing the other parties to the Dispute written notice of the dispute (“Notice of Dispute”). The Notice of Dispute shall identify the parties to the Dispute and contain a brief statement of the nature of the Dispute and the relief requested. The submission of a Notice of Dispute shall toll any applicable statutes of limitation related to the Dispute, pending the conclusion or abandonment of dispute resolution proceedings under this Article 11.2.

(b)
Negotiations. The parties to the Dispute shall seek to resolve any Dispute by negotiation between Senior Executives. A “Senior Executive” means any individual who has authority to negotiate the settlement of the Dispute for a Party.  Within thirty (30) calendar days after the date of the receipt by each party to the Dispute of the Notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the parties to the Dispute shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute. If a Senior Executive intends to be accompanied at the meeting by an attorney, each other party’s Senior Executive shall be given written notice of such intention at least three (3) calendar days in advance and may also be accompanied at the meeting by an attorney.  Despite the above, any Party may initiate arbitration proceedings under Article 11.2(d) concerning such Dispute after thirty (30) calendar days of the date of receipt of the Notice of Dispute.

(c)
Provisional Measures. Nothing in Article 11.2(a) or 11.2(b) shall prevent any Party from seeking provisional measures from any court of competent jurisdiction at any time prior to the formation of the arbitral tribunal or afterwards, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(d)
Arbitration. Any Dispute, which the Parties do not resolve amicably within a period of thirty (30) calendar days in accordance with Article 11.2(b), shall be resolved through final and binding arbitration, it being the intention of the Parties that this is a broad form arbitration agreement designed to encompass all possible Disputes, including Disputes about the arbitrability of a Dispute.

(i) Rules. The arbitration shall be conducted under the arbitration rules (as then in effect) of the Arbitration Rules of the London Court of International Arbitration (the “Rules”).
(ii)
Arbitral Tribunal. The arbitration shall be conducted by three (3) arbitrators, unless the parties to the Dispute agree to a sole arbitrator within thirty (30) calendar days after the commencement of arbitration.  For greater certainty, for purposes of Article 11.2(d), the commencement of the arbitration means the date on which the claimant's request or demand for, or notice of, arbitration is received by the other parties to the Dispute.   If the arbitration is to be conducted by three (3) arbitrators and there are only two (2) parties to the Dispute (or there are more than two (2) parties to the Dispute but all such parties agree that they represent two separate sides for the formation of the arbitral tribunal), then each party to the Dispute (or disputant side) shall nominate one arbitrator within thirty (30) calendar days of commencement of the arbitration. Within thirty (30) calendar days of the appointment of the last party-nominated arbitrator by the LCIA Court (as defined in the Rules), the two party-nominated arbitrators shall jointly nominate the chairman of the tribunal.

(iii)	Place of Arbitration and Language. Unless otherwise agreed by all parties to the Dispute, the place of arbitration shall be London, England. The proceedings shall be in the English language.
(iv)	Entry of Judgment. The resulting arbitral award shall be final and binding, and judgment upon such award may be entered in any court having jurisdiction thereof.
(v)	Notice. All notices required under this Article 11.2(d) or for arbitration shall be deemed properly given if sent under Article 10.
(vi)	Currency of Award. Any monetary award issued by the arbitrator shall be made and payable in Dollars, free of any tax or other deduction.
(vii)	Exemplary Damages. It is expressly agreed that the arbitrator shall have no authority to award special, indirect, consequential, exemplary or punitive damages.
(viii)
Multiple Contracts. Claims arising out of or in connection with more than one contract (including this Agreement and the Contract) may be made in a single arbitration irrespective of whether such claims are made under one or more than one arbitration agreement under the Rules.

(ix)
Consolidation. An arbitral tribunal constituted under this agreement may, at the request of a Party and unless consolidation would prejudice the rights of any party to the Dispute, consolidate two (2) or more arbitration proceedings initiated by any of the Parties, if the arbitration proceedings raise common questions of law or fact and could result in conflicting awards or obligations. If two (2) or more arbitral tribunals issue consolidation orders, the order issued first shall prevail.

(e)
Confidentiality. All negotiations and arbitration relating to a Dispute (including a settlement resulting from negotiation, an arbitral award, documents exchanged or produced during a an arbitration proceeding, and memorials, briefs or other documents prepared for the arbitration) are confidential and may not be disclosed by the Parties, their employees, officers, directors, counsel, consultants, and expert witnesses, except (under Article 9) to the extent necessary to enforce this Article 11.2 or any arbitration award, to enforce other rights of a Party, or as required by law; provided that breach of this confidentiality provision shall not void any settlement or award.

11.3
Deferral.  Without prejudice to any of SONDE’s other rights and remedies, so long as VIKING fully complies with its obligations under Article 4.1(c), the Parties acknowledge and agree that SONDE shall not take any legal actions or commence any legal proceeding against VIKING under this Agreement with respect to a default by VIKING of its obligations under Article 4.1(b)(iii), Article 4.1(b)(iv) and Article 4.3(b) until the Investment Recovery Date.

ARTICLE 12
FORCE MAJEURE

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure (the “Affected Party”) shall notify the other Party in writing of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep the other Party informed of all significant developments. Such written notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The Affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the Affected Party.

ARTICLE 13
DEFAULT

13.1.	Default

VIKING shall be in default if any of the following events occurs:

(a)	Subject to Article 4.3 and Article 4.7(c), VIKING fails to comply with any of its obligations under Article 4.1(a), Article 4.1(b) and Article 4.1(c);
(b)	Subject to Article 4.7, VIKING fails to comply with its obligations under Article 4.3 (and such payment obligations are not met by payments to Sonde Corp. under the Guarantee) and Article 4.1(c);
(c)
(i) The Guarantee is terminated, repudiated or becomes illegal or invalid or otherwise ceases to be in full force and effect; and (ii) VIKING does not provide Sonde Corp. with a bank guarantee, within the time period set forth in the Contract counting from the date the Guarantee ceases to be in full force and effect; and (iii) VIKING does not comply with its obligations under Article 4.1(c).

In the event of a payment default, such amounts shall accrue interest at the Agreed Interest Rate (as defined in the JOA) calculated from the due date until the actual date of payment.

13.2.	Reassignment

Without prejudice to any other rights available to SONDE, in the event that VIKING is in default pursuant to Article 13.1 (other than a default of its obligations under Article 4.1(c)), SONDE shall have the right, exercisable at any time after ninety (90) calendar days from SONDE's notice to VIKING of VIKING's default, to terminate this Agreement. Upon such termination, VIKING shall immediately reassign, free of charge, all of its Participating Interest to SONDE, together with its rights and (with effect from the date of such transfer) obligations arising under the JOA. Such reassignment shall be unconditional and absolute and gives full title and interest unencumbered of any lien, charge, interest or right whatsoever and whensoever arising (except for those contained in the Contract or arising by operation of applicable Laws/Regulations). VIKING agrees to execute any and all such documents as are necessary for such reassignment in the same form and manner as the original assignment; and, assist in obtaining any required Joint Oil approval of such reassignment. VIKING shall bear all costs, transfer taxes and legal fees (including those incurred by SONDE) to effect such reassignment. As between the Parties, in the event of a termination and reassignment under this Article 13.2, VIKING shall be and remain liable to SONDE in accordance with the terms of the JOA (as if it were a withdrawing party under Article 13.4 of the JOA) including for all accrued liabilities and obligations arising prior to such withdrawal and termination. The Parties acknowledge that VIKING’s failure to perform its obligations may cause the Contract to be terminated and expressly agree that the remedies provided in this Article 13.2 are reasonable and appropriate under the circumstances and not a penalty but a genuine estimate of damages to SONDE.

ARTICLE 14
GENERAL PROVISIONS

14.1.	Relationship of Parties

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual and several, not joint or collective. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement.  In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

14.2.	Further Assurances
Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.
14.3.	Waiver

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

14.4.	Joint Preparation

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

14.5.	Severance of Invalid Provisions

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

14.6.	Modifications
There shall be no modification of or amendment to this Agreement except by written consent of all the Parties.
14.7.	Priority of Agreement

In the event of any conflict between the provisions of the main body of this Agreement and its Schedules, the provisions of the main body of the Agreement shall prevail. In the event of any conflict between this Agreement and the Contract, this Agreement shall prevail unless such would be in violation of the applicable Laws/Regulations or the terms of the Contract.

14.8.	Third Party Beneficiaries

The only third-party rights granted by this Agreement shall be those explicitly set forth herein.  The Parties do not intend that any term of this Agreement shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a Party to this Agreement. The Parties may by agreement terminate, rescind or vary the terms of this Agreement at any time and in any way without the prior consent of or notice to any third party, including any non-Party beneficiary.

14.9.	Interpretation
(a)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Article.

(b) Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.
(c) Gender. Reference to any gender includes a reference to all other genders.
(d) Article. Unless otherwise provided, reference to any Article or a Schedule means an Article or Schedule of the Agreement.
(e) Include. "include" and "including" shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

14.10.	Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, SONDE is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart.
14.11.	Public Announcements

No public announcement or statement regarding the terms or existence or this Agreement shall be made without prior written consent of all Parties; provided that, notwithstanding any failure to obtain such approval, no Party shall be prohibited from issuing or making any such public announcement or statement to the extent it is necessary to do so in order to comply with the applicable laws, rules or regulations of any government, legal proceedings or stock exchange having jurisdiction over such Party or its Affiliates, however, any such required public announcement shall include only that portion information which the disclosing Party is advised by written opinion of counsel (including in-house counsel) is legally required.  Such opinion shall be delivered to the other Parties prior to any such public announcement.

14.12.	Entirety

With respect to the subject matter contained herein, this Agreement (a) is the entire agreement of the Parties; and (b) supersedes and replaces all prior understandings, negotiations, discussions, arrangements and agreements of the Parties.

[Signatures on next page]

IN WITNESS of their agreement each Party has caused its duly authorized representative to sign this instrument on the date set out in the first sentence of this Agreement.

SONDE NORTH AFRICA B.V.

/s/ Toufic Nassif

Name:	Toufic Nassif

Title:	President North Africa

VIKING ENERGY NORTH AFRICA LTD

/s/ Conrad J. Clauson

Name:	Conrad J. Clauson

Title:	Chairman

[Signature Page to Farmout Agreement]

Schedule (A)
Contract

Previously supplied

[Schedule (A) to Farmout Agreement]

Schedule (B)
Contract Area

Previously supplied

[Schedule (B) to Farmout Agreement]

Schedule (C)
JOA

Standard AIPN Format

[Schedule. (C) to Farmout Agreement]

Schedule (D)
Assignment

SCHEDULE (D)
Assignment

DEED OF ASSIGNMENT OF INTEREST IN EXPLORATION AND
PRODUCTION SHARING CONTRACT

THIS DEED OF ASSIGNMENT is made and entered into as a deed on the ___ day of___________ 201_, (“Effective Date”), between SONDE NORTH AFRICA B.V., a company organized and existing under the laws of the Netherlands (“ASSIGNOR”) and VIKING ENERGY NORTH AFRICA LTD, a company organized and existing under the laws of British Virgin Islands (“ASSIGNEE”).

WHEREAS, ASSIGNOR holds one hundred per cent (100%) of the rights and obligations of the Second Party in that certain Exploration and Production Sharing Contract (hereinafter called the “Contract”) signed on 27 August 2008 by and between Joint Exploration, Exploitation And Petroleum Services Company (hereinafter referred to as “Joint Oil”) and Sonde Resources Corp. (formerly Canadian Superior Energy Inc.), which Contract was assigned on 28 November 2012 by Sonde Corp. to ASSIGNOR;

WHEREAS, ASSIGNOR and ASSIGNEE have agreed that, subject to the approval of JOINT OIL and to other conditions precedent set forth in that certain Farmout Agreement entered into by ASSIGNOR and ASSIGNEE on [insert date of farmout agreement] (hereinafter called the “Farmout”), ASSIGNOR shall assign to ASSIGNEE, and ASSIGNEE shall accept from ASSIGNOR, an interest equal to 66.6667% (sixty-six and six thousand six hundred sixty seven ten-thousandths per cent) of ASSIGNOR’s undivided share in the rights, interests, obligations, and liabilities of the Second Party derived from the Contract (the “Assigned Interest”); and

WHEREAS, ASSIGNOR and ASSIGNEE each acknowledges that all such conditions precedent have been satisfied as of the Effective Date.

NOW, THEREFORE with effect as from the Effective Date but subject always to the terms of the Farmout:

1.	ASSIGNOR hereby assigns to ASSIGNEE thereby vesting in ASSIGNEE the Assigned Interest.

2.
ASSIGNEE hereby assumes 66.6667% (sixty-six and six thousand six hundred sixty seven ten-thousandths per cent) of the obligations, liabilities, duties and rights of the Second Party under the Contract.

3.	The assignment and assumption of the Assigned Interest provided for herein is deemed made and consummated as of the Effective Date hereof upon execution and delivery by each of the parties hereto.

[Schedule. (D) to Farmout Agreement]

4.	This Deed of Assignment is binding upon and inures to the benefit of the respective successors and permitted assigns of the parties.

5.
ASSIGNEE hereby agrees to bear all liability for, and to promptly pay in good time, any stamp duty, transfer tax or value added tax (including any penalties or interest payable in respect of such stamp duty, transfer tax or value added tax) which may be payable at any time in connection with this Deed of Assignment or any instrument or transaction contemplated hereby.

IN WITNESS WHEREOF, the parties have caused this Deed of Assignment to be executed by their respective duly authorized representatives as of the Effective Date.

SONDE NORTH AFRICA B.V.

Name:
Title:

VIKING ENERGY NORTH AFRICA LTD

Name:
Title:

[Schedule. (D) to Farmout Agreement - p. 2]

Schedule (E)
Document List

None.

[Schedule. (E) to Farmout Agreement]

Sonde (K&S) 12-18-2012
Schedule (F)
Guarantee

FROM:	Viking Production and Storage Solutions Holding Ltd
Geneva Place
Waterfront Drive
P.O. Box 3469, Road Town
Tortola, British Virgin Islands
Attention:	The Directors
Fax:	[______]

TO:	Sonde Resources Corp.
Suite 3200, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Attention:	President and Chief Executive Officer
Fax:	403-216-2374

Dear Sirs,

RE: Letter of Guarantee

Please be advised that {redacted} (“VPSS”) hereby guarantees in favour of SONDE RESOURCES CORP. (“Sonde Corp.”), having its principal office at the address set forth above, the maximum amount of Forty Six Million Six Hundred Thousand United States Dollars (US$46,600,000.00) to secure the compliance of Viking Energy North Africa Ltd's (“VENA”) certain obligations under the Farmout Agreement dated _____ December 2012 between Sonde North Africa B.V. (“SONDE”) and VENA (the "Farmout Agreement") as follows:

(i)
VENA’s obligations under Article 4.1(b)(i) and Article 4.1(b)(ii) or Article 4.3(a) of the Farmout Agreement up to a maximum amount of sixteen million six hundred thousand United States Dollars (US$16,600,000);

(ii)
VENA’s obligations under Article 4.1(b)(iii) or Article 4.3(b) (with respect to the first Deferred Well referred in Article 4.1(b)(iii)) of the Farmout Agreement for an amount of fifteen million Dollars (US$15,000,000); and

(iii)	VENA’s obligations under Article 4.1(b)(iv) or Article 4.7(d) of the Farmout Agreement for an amount of fifteen million Dollars (US$ 15,000,000).

The Guarantor’s obligations under this letter of guarantee (the “Guarantee”) may be amended from time to time by written agreement between VPSS and Sonde Corp. in order to reflect any amendments to Sonde Corp. obligations under the Exploration and Production Sharing Agreement dated 27 August 2008 between Joint Exploration, Exploitation and Petroleum Services Company

[Schedule. (F) to Farmout Agreement - p. 1]

(“Joint Oil”) and Sonde Corp. (formerly Canadian Superior Energy Inc.) as amended by the Amending Agreement dated ____ December 2012 (the “Petroleum Agreement”).

Unless otherwise defined herein or the context otherwise requires, capitalized terms used in this Guarantee shall have the same meaning as in the Petroleum Agreement and the Farmout Agreement.

Sonde Corp. shall be entitled to demand payment of any applicable amount under this Guarantee without any need for notarial notice, judicial or arbitral proceedings on the part of Sonde Corp. upon the occurrence of the following events (the “Trigger Events”):

(a)
If VENA has failed to comply with its obligations under Article 4.1(b)(i) and Article 4.1(b)(ii) or failed to make payment under Article 4.3(a) of the Farmout Agreement.  In this instance, Sonde Corp. shall be entitled to demand payment under this Guarantee for an  amount of up to sixteen million and six hundred thousand  United  States Dollars (US$ 16,600,000); or

(b)
If VENA has failed to comply with its obligations under Article 4.1(b)(iii) or failed to make payment under Article 4.3(b) (with respect to the first Deferred Well referred in Article 4.1(b )(iii)) of the Farmout Agreement. In this instance, Sonde Corp. shall be entitled to demand payment under this Guarantee for an amount of fifteen million United States Dollars (US$15,000,000); or

(c)
If VENA has failed to comply with its obligations under Article 4.1(b)(iv) or failed to make payment under Article 4.7(d) of the Farmout Agreement.  In this instance, Sonde Corp. shall be entitled to demand payment under this Guarantee for an amount of fifteen million United States Dollars (US$15,000,000); or

(d)
If the Petroleum Agreement is terminated by Joint Oil. In this instance, Sonde Corp. shall be entitled to demand payment under this Guarantee for the amount payable to Joint Oil under the Petroleum Agreement up to a maximum amount of forty six million and six hundred thousand United States Dollars (US$46,600,000).

Upon the occurrence of any of the Trigger Events set out above, Sonde Corp. may then (and only then) issue a payment demand to VPSS under this Guarantee (a “Demand”).  Any Demand shall be made by notice in writing to the Guarantor and sent by first-class prepaid mail to the following address or any such other address notified in writing by the Guarantor to Sonde Corp.:

{Redacted}
Attention: The Directors
c/o Mayfair Trust Management AG
Seefeldstrasse 69
8008 Zurich
Switzerland

[Schedule. (F) to Farmout Agreement - p. 2]

Any Demand by Sonde Corp. under this Guarantee shall state: (i) the Trigger Event giving rise to the Demand; (ii) the amount to be paid by the Guarantor; and (iii) the details of Sonde Corp.’s designated bank account.

VPSS shall make payment to Sonde Corp.'s designated bank account of the amount demanded under a Demand within ten (l0) business days from the date of receipt of a Demand.
However, if VENA and SONDE (as Second Party) initiate a procedure of arbitration in accordance with Article 27.2 of the Petroleum Agreement on the grounds of VENA and SONDE's disagreement as to the claimed breach of performance or as to the amount of the demanded payment, then VENA shall notify Sonde Corp. as to the amount to which VENA and SONDE disagree.

Upon such notification, VPSS shall pay to Sonde Corp. any undisputed amount and open an escrow account in which the disputed amount shall be deposited. The said amount shall be maintained in such escrow account and shall bear interest at the market rate then-prevailing for deposits for the entire period upon notification to VPSS of the arbitration award. Within five (5) days of said notification of the arbitration award, all amounts in such escrow account and the interest having accrued thereon shall be liquidated and paid in accordance with the arbitration award.

If VPSS becomes bankrupt or insolvent or seeks protection from its credits generally. In this instance VIKING shall provide within the time period set forth in the Petroleum Agreement a bank guarantee securing its remaining obligations under Article 4.1(b) or Article 4.3 of the Farmout Agreement.

The maximum amount guaranteed by this Guarantee shall be decreased in accordance with the following:

(a)
to an amount of thirty million United States Dollars (US$30,000,000) two (2) weeks after the earlier to occur of:  (i) VENA has satisfied its obligations under Article 4.1(b)(i) and Article 4.1(b)(ii) of the Farmout Agreement; or (ii) VENA has made payment to SONDE under Article 4.3(a) of the Farmout Agreement; and

(b)
to an amount of fifteen million United States Dollars (US$15,000,000) two (2) weeks after the earlier to occur of: (i) VENA has satisfied its obligations under Article 4.1(b)(iii) of the Farmout Agreement; or (ii) VENA has made payment to SONDE under Article 4.3 (b) with respect to the first Deferred Well; and

(c)
to zero (0) two (2) weeks after the earlier to occur of: (i) VENA has satisfied its obligations under Article 4.1(b)(iv); or (ii) VENA has made payment to SONDE under Article 4.3(b) with respect to the second Deferred Well; or (iii) SONDE has made payment to Joint Oil under Article 4.7 of the Farmout Agreement with respect to the second Deferred Well and recovered such payment in accordance with Article 4.4(a) of the Farmout Agreement.

The decreases mentioned above shall be effective upon receipt by VPSS of a written statement prepared by VPSS and countersigned by Sonde Corp. (which counter signature by Sonde Corp. shall not be unreasonably withheld; failure by Sonde Corp. to respond to the request for counter signature within twenty five (25) days of its receipt of such request by VPSS shall be deemed to be the counter signature of Sonde Corp. and as required hereby).

[Schedule. (F) to Farmout Agreement - p. 3]

If Petroleum Operations under the Petroleum Agreement are suspended for reasons of Force Majeure as provided in the Petroleum Agreement, this Guarantee shall be suspended for the duration of any event of Force Majeure. In such event, the commencement of the Guarantee suspension and its subsequent reactivation shall be as notified in writing by either VPSS or Sonde Corp. and countersigned by the other (which counter signature by Sonde Corp. or VPSS, as the case may be, shall not be unreasonably withheld; failure by Sonde Corp. or VPSS, as the case may be, to respond to the request for counter signature within twenty five (25) days of its receipt of such request shall be deemed to be the counter signature of Sonde Corp. or VPSS, as the case may be, and as required hereby).

Any written notice under this Guarantee shall be delivered by mail or facsimile and shall be effective at the time of receipt thereof by the party to whom the notice is to be addressed at each party's respective addresses or facsimile numbers set forth above. Each party may notify the other in accordance with the foregoing for any changes in such party's address or facsimile number.

This Guarantee shall become effective upon:

(i)	Delivery to Sonde Corp. by the VENA of a duly signed copy of the Guarantee no later than the Closing Date;

(ii)	Execution of the Farmout Agreement; and

(iii)	Closing having occurred;

The “Effective Date”.

This Guarantee shall become null and cease to be valid on the earlier to occur of the following:

(a)	the date on which the amount of this Guarantee has been reduced to zero in accordance with the terms hereof; or

(b)
sixty (60) days after the deadline for the last segment of the Second Phase Work Program, as may be extended pursuant to the Petroleum Agreement; provided that, if any demand for payment hereunder by Sonde Corp. remains outstanding, then this Guarantee shall remain in full force and effect until such demand is finally received by Sonde Corp.

The substantive laws of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Guarantee for all purposes.

Very truly yours,

[Schedule. (F) to Farmout Agreement - p. 4]

For and on behalf of

{Redacted}

By:
Name:
Title:

[Schedule. (F) to Farmout Agreement - p. 5]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	January 7, 2013	By:	/s/ Kurt Nelson
			Name:	Kurt Nelson
			Title:	Chief Financial Officer